Mylance

FINANCIAL STATEMENTS PERIOD ENDED
DECEMBER 31, 2020

Mylance Co
Balance Sheet
As of December 31, 2020

ASSETS

Current Assets

Cash	60,594.16
Accounts Receivable	459.66
Other Current Assets	5.00
TOTAL ASSETS	**61,058.82**

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Credit Card	2,041.82
Accrued Expenses	4,600.00
Deferred Revenue	5,594.93
Due to Shareholders	60,000.00
Total Liabilities	**72,236.75**

Equity

Common Stock	8,863.63
Additional Paid-In Capital - Common Stock	3,220.17
Additional Paid-In Capital - Stock Options	18.40
Unearned Compensation	(7,107.77)
Retained Earnings	(16,172.36)
Total Shareholders' Equity	**(11,177.93)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**61,058.82**

Mylance Co
INCOME STATEMENT
DECEMBER 31, 2020

REVENUES	**55,153.18**
COST OF GOODS SOLD	**8,791.89**
GROSS PROFIT	**46,361.29**
OPERATING EXPENSES	
Selling Expenses	6,810.41
General & Administrative Expenses	57,610.72
TOTAL OPERATING EXPENSES	**64,421.13**
NET OPERATING LOSS	**(18,059.84)**
OTHER INCOME/(EXPENSES)	
Other Miscellaneous Income	2,670.72
Charitable Contributions	(751.50)
Interest Expense	(31.74)
TOTAL OTHER INCOME/(EXPENSES)	**1,887.48**
NET EARNINGS	**(16,172.36)**

Mylance Co
Statement of Cash Flows
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	(16,172.36)
Adjustments to reconcile net income to net cash	
Accounts Receivable	(459.66)
Due from Shareholder	(5.00)
Credit Card	2,041.82
Accrued Expenses	4,600.00
Customer Deposits	5,594.93
Due to Shareholder	60,000.00
Total Adjustments to reconcile net income to net cash	**71,772.09**
Net cash provided by operating activities	**55,599.73**
FINANCING ACTIVITIES	
Common Stock	8,863.63
Additional Paid-In Capital	3,238.57
Unearned Compensation	(7,107.77)
Net cash provided by financing activities	**4,994.43**
Net cash increase for period	**60,594.16**
Cash at end of period	**60,594.16**

Mylance Co
Statement of Shareholders Equity
For Year Ended December 31, 2020

	COMMON STOCK		OPTIONS		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January, 2020 (Inception)	-	-	-	-	-	-	-
Contributions	7,206,362.00	1,755.86	108,083.00	18.40	3,220.17	(16,172.36)	(11,177.93)
Other Comprehensive gain/(loss)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-
Ending Balance, December 31, 2020	7,206,362.00	1,755.86	108,083.00	18.40	3,220.17	(16,172.36)	(11,177.93)

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Mylance Co ("Mylance," the "Company") provides resources, coaching, and administrative support to highly-skilled freelance consultants. Current service offerings include group-based "bootcamps" for freelancers, a membership subscription to a community of like-minded consultants, monthly bookkeeping services, and tax consulting and filing.

Mylance was founded in 2020 by Bradley Jacobs, who started freelancing after leading successful operations teams for Uber Rides, UberEATS and Uber Freight. After realizing the benefits of working for himself, he started Mylance with a goal of enabling the freelance life for everyone.

Mylance is a Subchapter C corporation, incorporated under the laws of Delaware and registered as a foreign corporation in California. Much like its clientele, Mylance staff work from various locations across the United States, and the Company currently has no central office location.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates - The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the financial statements, management makes estimates and assumptions regarding:

- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes;
- the measurement of equity-based compensation; and
- other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Cash and Cash Equivalents - Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2020, the Company had cash of $60,594 maintained in one U.S. bank account.

Revenue and Expense Recognition - The Company recognizes revenues from services when earned and collection is reasonably assured. Customer upfront deposits are recognized in the period that the related services are performed. Subscription fees are collected from customers on a monthly or quarterly basis, and the resulting revenue is recognized on a monthly ongoing basis in each month pertaining to the applicable membership or services.

Income Taxes - The Company is organized as a Subchapter C corporation, and is subject to U.S. federal and state tax on its income. Management has determined there are no federal or state income tax liabilities for the tax year ended December 31, 2020.

NOTE 3 – ACCOUNTS RECEIVABLE

From time to time, the Company extends credit to customers for payment of certain services, based on management's discretion. In these cases, management retains close contact with the customer, whether through the Mylance freelancer community or through personal messages, to ensure collection of outstanding balances. As of December 31, 2020, management expects full collection of all accounts receivable and has determined that no allowance for doubtful accounts is necessary.

NOTE 4 – ACCRUED EXPENSES

As of December 31, 2020, accrued expenses included $4,150 in contractor payments not yet invoiced, as well as the $450 Delaware annual franchise tax.

NOTE 5 – CUSTOMER DEPOSITS

When customers register for the "freelancer bootcamp" course, it is the Company's common practice to collect payment for the course up front, often two-to-three weeks in advance. When payment is collected in a reporting period prior to the start of the associated bootcamp course, the revenue is deferred as Customer Deposits until the month in which the customer attends and graduates from the course.

NOTE 6 – LOANS FROM SHAREHOLDERS

Prior to generating revenue, the Company officers made loans to the Company for working capital purposes totalling $60,000. $30,000 of this balance is scheduled to be repaid during 2021 in even installments over a period of six months beginning April 2021.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of common stock, 7,206,362 of which were outstanding as of December 31, 2020. Additionally, during the year the Company granted 108,083 shares of common stock via non-qualified stock options, 14,963 of which were fully vested as of December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

In early 2021, the Company began its first fundraising campaign. By April 2021, the Company had secured commitments from both institutional and angel investors, and successfully opened a WeFunder campaign expected to close in early May 2021.